UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces adherence to the new economic subvention

—

Rio de Janeiro, June 2, 2026 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors, at a meeting held yesterday, approved the company’s adherence to the economic subvention granted to producers and importers of road-use diesel oil in Brazil, in the amount of R$ 1.12 per liter commercialized. This subvention was established by Provisional Measure (MP) 1,363, dated May 30, 2026, with the purpose of stabilizing price and supply to ensure the national availability of the fuel, in light of the supply shock resulting from the armed conflict in the Middle East.

Given the optional nature of the program and its potential benefit, this adherence is considered compatible with the company’s interests.

Petrobras also informs that, pursuant to MP 1,363, adherence to this new subvention requires the discontinuation of the qualification processes related to the economic subventions for road diesel oil previously established under MPs 1,340/2026 and 1,349/2026. This adherence, however, does not affect the right to receive economic subventions already owed to producers or importers under MPs 1,340 or 1,349.

Additionally, it should be noted that the adherence to the new subvention is complementary to the adherence previously authorized under MP 1,358, dated May 13, 2026.

Summary Table – Economic subvention related to road-use diesel oil:

Provisional Measure (PM)	Economic Subvention	Period (2026)	Qualification
PM 1,340, of March 12	Up to R$ 0.32/liter	From 03/12 to 12/31	Suspended
PM 1,349, of April 7	Increased the subsidy of PM 1,340 to up to R$ 0.80/liter for producers and up to R$ 1.20/liter for importers	From 04/07 to 05/31	Suspended
PM 1,358, of May 13	R$ 0.35/liter (equivalent to PIS/Cofins) According to MF Ordinance No. 1,584, of May 29	From 06/01 to 07/31	Active
PM 1,363, of May 30	R$ 1.12/liter	From 06/01 to 12/31	Active

Petrobras emphasizes that it maintains its commercial strategy, considering its market share and the sustainable optimization of its refining assets and profitability, avoiding the transfer to domestic prices of the short-term volatility of international quotations and the BRL exchange rate.

This adherence preserves the company’s flexibility in implementing its commercial strategy. Petrobras remains committed to responsible, balanced, and transparent conduct.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer